FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 11, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                               SCHEDULE 10

                                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
SIGNET GROUP plc

2. Name of shareholder having a major interest
CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
NOT STATED

8. Percentage of issued class
N/A

9. Class of security
0.5p ORDINARY SHARES

10. Date of transaction
NOT STATED.

11. Date company informed
10 MAY 2006

12. Total holding following this notification
SEE BELOW.

13. Total percentage holding of issued class following this notification
SEE BELOW.

14. Any additional information
-

15. Name of contact and telephone number for queries
MARK JENKINS 0870 9090301

16. Name and signature of authorised company official responsible for making this notification
MARK JENKINS

Date of notification
10.05.06

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.
As of 8 May 2006
Signet Group plc
                                                                          No. of Shares      Percent of
                                                                                            Outstanding
The Capital Group Companies, Inc. ("CG") holdings                          202,263,323           11.623
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company                                              16,344,309            0.939
Capital International Limited                                              151,440,478            8.702
Capital International S.A.                                                  15,637,910            0.899
Capital International, Inc                                                  18,840,626            1.083

                                                 Schedule A
                                 Schedule of holdings in Signet Group plc
                                              As of 8 May 2006
                                      Capital Guardian Trust Company
Registered Name                                                                             Local Shares
State Street Nominees Limited                                                                    332,900
Bank of New York Nominees                                                                        497,900
Chase Nominees Limited                                                                         5,983,200
BT Globenet Nominees Ltd                                                                          36,000
Midland Bank plc                                                                                 127,300
Cede & Co                                                                                         57,400
Nortrust Nominees                                                                              9,132,809
State Street Bank & Trust Co                                                                      57,600
HSBC Bank plc                                                                                        800
Mellon Nominees (UK) Limited                                                                      92,200
Bank One London                                                                                   26,200
                                               TOTAL                                          16,344,309

                                              Schedule B
                                    Capital International Limited
Registered Name                                                                             Local Shares
State Street Nominees Limited                                                                  1,567,800
Bank of New York Nominees                                                                     36,595,886
Northern Trust                                                                                14,994,882
Chase Nominees Limited                                                                        27,268,067
Midland Bank plc                                                                               2,401,400
Bankers Trust                                                                                    770,000
Barclays Bank                                                                                  1,108,400
Citibank London                                                                                  367,700
Morgan Guaranty                                                                                2,958,400
Nortrust Nominees                                                                             20,130,924
MSS Nominees Ltd                                                                                 290,000
State Street Bank & Trust Co                                                                  21,405,199
Lloyds Bank                                                                                      274,500
Citibank                                                                                         455,500
Citibank NA                                                                                      163,200
Deutsche Bank AG                                                                                 432,100
Chase Manhattan Nominee Ltd                                                                      504,200
HSBC Bank plc                                                                                  8,973,000
Mellon Bank N.A.                                                                               1,543,500
Northern Trust AVFC                                                                            2,968,400
KAS UK                                                                                           651,720
Mellon Nominees (UK) Limited                                                                     606,900
Bank One London                                                                                1,770,100
HSBC                                                                                              75,000
JP Morgan Chase Bank                                                                             448,300
Raiffeisen Zentral Bank                                                                        2,069,000
Fortis Bank                                                                                       46,400
Metzler Seel Sohn & Co                                                                           534,000
Bayerische Hypo Und Vereinsbank AG                                                                66,000
                                               TOTAL                                         151,440,478

                                            Schedule B
                                    Capital International S.A.
State Street Nominees Ltd                                                                        122,000
Bank of New York Nominees                                                                         77,100
Chase Nominees                                                                                 3,011,810
Midland Bank plc                                                                                 578,300
Barclays Bank                                                                                    130,000
Pictet & Cie, Geneva                                                                             337,000
Nortrust Nominees                                                                                 89,400
Morgan Stanley                                                                                   103,700
J P Morgan                                                                                     8,443,700
State Street Bank & Trust Co                                                                     373,000
Lloyds Bank                                                                                      153,000
Citibank NA                                                                                       85,900
HSBC Bank plc                                                                                    793,000
Lombard Odier Et Cie, Geneva                                                                   1,085,000
Metzler Seel Sohn & Co                                                                            55,000
Credit Suisse, Zurich                                                                            200,000
                                               TOTAL                                          15,637,910

                                            Schedule B
                                     Capital International Inc.
State Street Nominees Limited                                                                  5,248,100
Bank of New York Nominees                                                                      1,851,600
Northern Trust                                                                                   109,000
Chase Nominees Limited                                                                         7,935,000
Midland Bank plc                                                                                 213,500
Bankers Trust                                                                                     44,000
Nortrust Nominees                                                                              1,159,126
State Street Bank & Trust Co                                                                     576,600
Citibank                                                                                          74,200
Citibank NA                                                                                    1,185,700
HSBC Bank plc                                                                                     98,000
JP Morgan Chase Bank                                                                             345,800
                                               TOTAL                                          18,840,626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 11, 2006